CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2012

IMRIS Inc.
100-1370 Sony Place	TF.	1.888.304.0114
Winnipeg, Manitoba	T.	204.480.7070
Canada R3T 1N5	F.	204.480.7071	www.imris.com

IMRIS INC.

Consolidated Balance Sheets

Expressed in US $000’s except share and per share data,

and except as otherwise indicated

(Unaudited)

	March 31, 2012	December 31, 2011

Assets
Current assets
Cash	$35,375	$40,425
Accounts receivable (note 4)	9,239	13,968
Unbilled receivables	4,653	7,069
Inventory (note 5)	7,011	5,168
Prepaid expenses	3,240	2,678
	59,518	69,308

Property, plant, and equipment, net	6,664	6,049
Intangibles, net	10,500	10,794
Other assets	1,886	1,641
Goodwill	6,498	6,498
Total assets	$85,066	$94,290

Liabilities and Shareholders' equity

Current liabilities
Accounts payable and accrued liabilities (note 6)	$8,328	$12,584
Deferred revenue	8,445	7,147
	16,773	19,731

Shareholders' equity
Share capital
Common Shares, unlimited number of voting common shares authorized; 45,787,367 and 44,975,109 issued and outstanding at March 31, 2012 and December 31, 2011 respectively	146,927	144,410
Additional paid-in capital	3,924	4,291
Deficit	(82,334)	(73,984)
Accumulated other comprehensive loss	(224)	(158)
	68,293	74,559

Contingent liabilities (note 10)

Total liabilities and shareholders' equity	$85,066	$94,290

See accompanying notes

IMRIS INC.

Consolidated Statements of Comprehensive Loss

Expressed in US $000’s except share and per share data,

and except as otherwise indicated

(Unaudited)

	Three months ended
	March 31, 2012	March 31, 2011

Sales	$3,493	$11,057
Cost of sales	2,099	6,604
Gross profit	1,394	4,453

Operating expenses
Administrative	1,685	2,017
Sales and marketing	2,065	2,335
Customer support and operations	1,654	1,763
Research and development	3,566	2,499
Amortization	969	854
Total operating expenses	9,939	9,468

Operating loss before the following	(8,545)	(5,015)

Other income
Foreign exchange	196	405
Interest	17	22
Total other income	213	427

Net loss before taxes	(8,332)	(4,588)

Income taxes (note 8)	18	-

Net loss for the period	$(8,350)	$(4,588)

Other comprehensive loss
Foreign currency translation adjustment	(66)	(56)

Other comprehensive loss	$(66)	$(56)

Comprehensive loss for the period	$(8,416)	$(4,644)

Weighted average number of common shares outstanding	45,375,085	44,399,424

Basic and diluted loss per share (note 9)	$(0.18)	$(0.10)

See accompanying notes

IMRIS INC.

Consolidated Statements of Shareholders' Equity

Expressed in US $000’s except share and per share data,

and except as otherwise indicated

(Unaudited)

					Accumulated
			Additional		Other
	Common Shares		Paid-in		Comprehensive
	Shares	Amount	Capital	Deficit	Loss	Total

Balances at January 1, 2012	44,975,109	$144,410	$4,291	$(73,984)	$(158)	$74,559

Comprehensive loss				(8,350)	(66)	(8,416)

Issuance of stock on exercise of employee stock options	812,258	2,517				2,517

Stock based compensation expense for the period			354			354

Amount credited to share capital related to options issued			(721)			(721)

Balances at March 31, 2012	45,787,367	$146,927	$3,924	$(82,334)	$(224)	$68,293

IMRIS INC.

Consolidated Statements of Cash Flows

Expressed in US $000’s except share and per share data, and except as otherwise indicated (Unaudited)

	Three months ended
	March 31, 2012	March 31, 2011

OPERATING ACTIVITIES
Net loss for the period	$(8,350)	$(4,588)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization	969	854
Stock based compensation	354	311
Advance payment	57	-
Other	13	8
Changes in non-cash working capital items:
Accounts receivable	4,729	4,350
Unbilled receivables	2,416	(923)
Inventory	(1,843)	(920)
Prepaid expenses	(562)	(469)
Accounts payable and accrued liabilities	(4,256)	(5,391)
Deferred revenue	1,298	(1,558)
	(5,175)	(8,326)

FINANCING ACTIVITIES
Proceeds from issuance of share capital	1,796	623
	1,796	623

INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(1,269)	(517)
Acquisition of intangibles	(12)	(247)
Acquisition of other assets	(677)	-
	(1,958)	(764)

Foreign exchange translation adjustment on cash	287	(56)

Decrease in cash	(5,050)	(8,523)

Cash, beginning of period	40,425	60,773

Cash, end of period	$35,375	$52,250

Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$-	$-
Income taxes	$127	$-

See accompanying notes

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2012
(Unaudited)

1.	DESCRIPTION OF BUSINESS

IMRIS Inc. (“IMRIS” or the “Company”) designs, manufactures and markets the VISIUS Surgical TheatreTM, a multifunctional surgical environment that provides intraoperative vision to clinicians to assist in decision-making and enhance precision in treatment. Designed to meet each hospital’s specific clinical application needs, the VISIUS Surgical Theatre can incorporate MR imaging, CT imaging and x-ray angiography in a number of configurations to provide intraoperative images of diagnostic quality - without introducing additional patient transport risk and delivering real-time information to clinicians while preserving optimal surgical access and techniques. IMRIS sells the VISIUS Surgical Theatres globally to hospitals that deliver clinical services to patients in the neurosurgical, cerebrovascular and cardiovascular markets. We believe that the primary market for our current product portfolio is comprised of those hospitals having relatively large neurosurgical, cerebrovascular or cardiovascular practices. The Company incorporated on May 18, 2005 under the Canada Business Corporations Act. The Company’s shares are traded on the Toronto Stock Exchange under the symbol “IM” and on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “IMRS”.

2.	BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements are prepared based on the accounting principles and practices used by the entity in preparing its annual statements and in accordance with United States generally accepted accounting principles (“US GAAP”) and the rules and regulations of the US Securities and Exchange Commission (“SEC”) for the preparation of interim financial statements. These unaudited interim consolidated financial statements do not include all the information and note disclosures required for compliance with US GAAP for annual financial statements. Accordingly, these statements should be read in conjunction with the December 31, 2011 audited consolidated financial statements and notes thereto, which have been prepared in accordance with US GAAP.

In the opinion of management all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. The preparation of these unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates and the results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2012.

Unless otherwise indicated, all dollar amounts are expressed in United States dollars (US dollars). The term dollars and the symbol $ refer to the US dollar.

3.	RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

On June 16, 2011, the FASB issued authoritative guidance (ASU 2011-05), which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options currently included in US GAAP (ASC 220) and requires entities to report components of comprehensive income in either: 1) a continuous statement of comprehensive income or 2) two separate but consecutive statements. The authoritative guidance does not change the items that must be reported in other comprehensive income. This guidance is effective for interim and annual periods beginning after December 15, 2011 and was adopted in the quarter commencing January 1, 2012. This guidance affects presentation only and does not have a material impact on the results of operations or financial condition reflected in these consolidated financial statements.

On September 15, 2011, the FASB issued authoritative guidance (ASU 2011-08) on testing goodwill for impairment. The new guidance gives entities the option of performing a qualitative assessment before calculating the fair value of a reporting unit, as required for the first step of the impairment test. If the assessment of qualitative factors indicates it is more likely than not that the fair value is greater than the carrying value, then further testing would not be needed. The new authoritative guidance is effective for annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and was adopted in the quarter commencing January 1, 2012. This guidance does not materially impact the Company’s existing process for assessing goodwill for impairment.

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2012
(Unaudited)

4.	ACCOUNTS RECEIVABLE

	March 31, 2012	December 31, 2011

Accounts receivable, trade	$8,873	$13,530
Commodity taxes receivable	107	231
Refundable investment tax credit receivable	250	200
Other	9	7
	$9,239	$13,968

5.	INVENTORY

	March 31, 2012	December 31, 2011

Materials	$5,370	$3,447
Customer support inventory	762	864
Work in progress	879	857
	$7,011	$5,168

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2012	December 31, 2011

Trade accounts payable	$3,474	$7,475
Accruals	2,754	2,527
Payroll related accruals	1,288	1,333
Warranty	415	591
Income taxes payable	244	356
Commodity taxes payable	153	302
	$8,328	$12,584

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2012
(Unaudited)

7.	STOCK-BASED COMPENSATION

The following table presents information on stock option activity for the period:

	Number of options	Weighted average exercise price (CDN$)	Average remaining contractual life in years	Aggregate intrinsic value
Balance as at January 1, 2012	4,162,061	$4.23
Granted	547,725	2.73
Exercised	(812,258)	2.23
Forfeited	(38,138)	5.55
Balance as at March 31, 2012	3,859,390	$4.42
Exercisable as at March 31, 2012	1,880,309	$4.66	2.1	$647
Vested and expected to vest as at March 31, 2012	3,308,555	$4.52	3.5	$1,099

The aggregate intrinsic value, in the table above, represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on March 31, 2012 and the exercise price for the in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on March 31, 2012. The total intrinsic value of the stock options exercised during the three months ended March 31, 2012, calculated using the average market price during the period, was $257 (Three months ended March 31, 2011 - $2,862).

The following assumptions were used in the calculation of the fair value of options granted in the period using the Black-Scholes option-pricing model:

March 31, 2012

Weighted average grant date fair value of stock options granted during the period (CDN$)	$1.46
Risk-free interest rate	1.31%
Dividend yield	0%
Expected life of the options	4.25 years
Expected volatility of the underlying stock	68.75%

Expected volatilities are based on the historic volatility of the Company’s shares as this represents the most appropriate basis to determine the expected volatility in future periods.

The following table presents information on unvested stock options for the period:

	Number of options	Weighted average grant date fair value (CDN$)
Balance as at January 1, 2012	1,603,300	$2.59
Granted during the period	547,725	1.46
Vested during the period	(168,054)	3.35
Forfeited during the period	(3,890)	2.53
Balance as at March 31, 2012	1,979,081	$2.21

As at March 31, 2012, there was $3,012 of unrecognized stock-based compensation expense related to unvested stock options. This will be expensed over the vesting period, which on a weighted-average basis, results in a period of approximately 2.9 years. The total fair value of stock options vested during the three months ended March 31, 2012 was $567 (Three months ended March 31, 2011 - $442).

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2012
(Unaudited)

8.	INCOME TAXES

For the three months ended March 31, 2012, the Company’s income tax expense was $18. The Company did not recognize any tax expense for the three months ended March 31, 2011. The Company has not recorded a deferred tax asset as of March 31, 2012 or December 31, 2011 because a valuation allowance has been provided against the full amount of the deferred tax assets for both periods.

As of March 31, 2012 the Company has no unrecognized income tax benefits (December 31, 2011 – $Nil). As of March 31, 2012, the Company has not accrued any amounts for interest or penalties related to unrecognized income tax benefits (December 31, 2011 - $Nil).

The Company files tax returns in Australia, Belgium, Canada, India, Japan, Germany and the United States. The years 2007 to 2011 remain subject to examination by tax authorities.

9.	BASIC AND DILUTED LOSS PER SHARE

When the Company is in a loss position, there are no adjustments to the weighted number of shares outstanding for the purposes of calculating diluted loss per share because to do so would be anti-dilutive. As at March 31, 2012, 243,191 stock options (March 31, 2011 – 3,992,998) could potentially dilute basic EPS in the future. These options were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented.

10.	CONTINGENT LIABILITIES

The Company records a liability for future warranty costs to repair or replace its products. The warranty term is generally 12 months. The amount of the liability is determined based on management’s historical experience and the best estimate of probable claims under Company warranties. The Company regularly evaluates the appropriateness of the remaining accrual.

The following table details the changes in the warranty accrual for the period:

March 31, 2012

Balance at beginning of the period	$591
Accruals	-
Utilization	(176)
Balance at end of the period	$415

11.	SEGMENTED INFORMATION

The Company operates as one business segment. The Company develops, assembles and installs VISIUS Surgical Theatres that are used for a variety of medical applications, as well as providing ancillary products and services and extended maintenance services.

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2012
(Unaudited)

12.	FINANCIAL INSTRUMENTS

Effective January 1, 2008, the Company adopted FASB standard ASC 820 which defines fair value, establishes a framework, prescribes methods for measuring fair value and outlines additional disclosure requirements on the use of fair value measurements. Fair value is defined as the exchange price that would be recovered for an asset or paid to transfer a liability (an exit price in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date). Fair value is determined based on the exchange price that would be received for an asset or paid to transfer a liability utilizing a hierarchy of three different valuation techniques, based on the lowest level input that is significant to the fair value measurement in its entirety.

Financial instruments measured at fair value should be classified into one of three levels that distinguish fair value measurements by the significance of the inputs used for valuation.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1 quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs other than quoted prices that are observable or corroborated by observable market data; and

Level 3 - Unobservable inputs that are supported by little or no market activity. Valuation techniques are primarily model-based.

The Company’s financial assets and liabilities that are measured at fair value on a recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value measurement date in the table below. For cash, fair value approximates cost.

Financial assets and liabilities measured at fair value as at March 31, 2012 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$35,375	$-	$-
	$35,375	$-	$-

Financial assets and liabilities measured at fair value as at December 31, 2011 in the consolidated financial statements on a recurring basis are summarized below:

	Level 1	Level 2	Level 3

Cash	$40,425	$-	$-
	$40,425	$-	$-

IMRIS INC.
Notes to the Consolidated Financial Statements
Expressed in US $000’s except share and per share data, and except as otherwise indicated
March 31, 2012
(Unaudited)

13.	GUARANTEES

The Company has entered into an agreement, which meets the definition of a guarantee. Under the terms of the agreement, the Company has agreed to be legally bound to pay the obligation. The Company’s maximum obligation under this agreement is $609 and the obligation expires once the Company satisfies the conditions of the original agreement. To offset the arrangement the Company entered into a reciprocal arrangement with a financial institution to cover half the amount of the obligation, should the need arise. The financial institution, involved in the reciprocal arrangement did not require any of the Company’s assets to be pledged as collateral. The Company has not recorded a liability related to the original arrangement.

The Company periodically enters into agreements that include limited intellectual property indemnifications that are customary in the industry. These guarantees generally require the Company to indemnify the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevent the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers. The Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

14.	COMPARATIVE FIGURES

Certain prior period operating expenses have been reclassified to conform to the current period’s presentation. $332 has been reclassified from Administrative to the other operating expense categories (excluding amortization) and $211 has been reclassified from Customer Support and Operations to Sales and Marketing.